HEDGEBROOK

295 East Main Street, Suite 1,

Ashland, Oregon 97520

April 9, 2013

H. Roger Schwall

Assistant Director

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Hedgebrook Amendment No. 1 to Registration Statement on Form 10-12G Filed March 29, 2013 File No. 000-54903

Dear Mr. Schwall:

By letter dated April 5, 2013, the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided Hedgebrook (the “Company”) with a comment letter regarding the Company’s Amendment No. 1 to Registration Statement on Form 10-12G (the “Amendment to Registration Statement”), which was filed with the Commission on March 29, 2013. This letter contains the Company’s response to the Staff’s comment. The numbered response and the heading set forth below correspond to the numbered comment and heading in the Staff’s letter dated April 5, 2013.

Amendment No. 1 to Registration Statement on Form 10-12G Filed March 29, 2013

Item 2. Financial Information, page 14

Our Election under Section 107(b) of the JOBS Act, page 15

1.	We note your response to comment 2 from our letter dated March 15, 2013, and we reissue such comment in part. Under the heading “Exemptions Available to Us as an Emerging Growth Company” at page 3, you state that you “intend to take advantage of certain exemptions from various reporting requirements, including, but not limited to: . . .(3) delay compliance with new or revised accounting standards until they are made applicable to private companies.” This contrasts with your subsequent disclosure at page 15, where you assert that you “have made the irrevocable election to not adopt the extended transition period for complying with new or revised accounting standards under Section 107(b), as added by Section 102(b), of the JOBS Act.” Further, the disclosure following the sentence at page 15, where you disclose that “[t]his election allows companies to delay the adoption of new or revised accounting standards . . .” could be construed as an explanation of the election you are adopting. Please revise to eliminate these textual inconsistencies and to clarify your election under Section 107(b) of the JOBS Act.

Securities and Exchange Commission

April 9, 2013

Company’s Response

The Company has revised the Amendment to Registration Statement to respond to this comment. Please see page 3 under the caption "Exemptions Available to Us as an Emerging Growth Company -- Financial and Audit Requirements.” See also the Company's discussion under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations -- Our Election under Section 107(b) of the JOBS Act” containing the revised disclosure.

* * *

In connection with the foregoing, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions regarding this response letter to the undersigned at bill@hedgebrook.co (424-216-8222), or to Darren Freedman of TroyGould PC, the Company's SEC counsel, at dfreedman@troygould.com (310-789-1207).

Very truly yours,

By:	/s/ William C. Patridge
William C. Patridge
President and Chief Executive Officer

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